Exhibit 99.1

March 17, 2006

Capital Senior Living Corporation

14160 Dallas Parkway, Suite 300

Dallas, TX 75254

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by Capital Senior Living Corporation on or about March 17, 2006, which contains notification of the registrant’s inability to file its Form 10-K by March 16, 2006. We have read the Company’s statements contained in Part III therein and we agree with the stated reason as to why we have been unable to complete our audit and report on the Company’s consolidated financial statements for the year ended December 31, 2005, to be included in its Form 10-K.

Very truly yours,

/s/ KPMG LLP